ANGEL ACQUISITION CORP.

September 5, 2008

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Mr. Howard Efron, Staff Accountant                                                                                     VIA FACSIMILE AND EDGAR

Re: Angel Acquisition Corp. (the “Company”)
Form 10-KSB for the year ended December 31, 2007
File No. 0-32829

Dear Mr. Efron:

We previously wrote to you regarding the management’s assessment of internal controls over financial reporting as of December 31, 2007.  The purpose of this letter is to detail the procedures followed by the management as of December 31, 2007.  As we stated in our letter of August 4, 2008, the management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007 as required by Exchange Act Rules 13a-15 and 15d-15 and Regulation S-B.  The Company utilizes the services of an auditor with extensive public company experience and knowledge of the Sarbanes-Oxley Act who guides the Company in its financial reporting.  The auditor assisted the Company in developing and implementing procedures and safeguards to ensure that the internal controls over financial reporting remain effective.

The management’s conclusion that the internal controls were effective was based on the following:

The Company: (1) achieves reasonable assurance that all corporate and business transactions are recorded as necessary to permit preparation of our financial statements by the Company’s auditors according to GAAP and (2) prevents unauthorized acquisition or use of our assets that could have a material affect on the financial statements by:

i.	Promptly recording details of all corporate and business transactions;

ii.	Conducting quarterly checks by the management to make certain that all of the Company’s transactions have been recorded and that the records are complete and accurate;

iii.	Keeping the detailed records in a locked cabinet in the corporate office separated by the quarter in which the transaction took place;

iv.	Only allowing access to the corporate records and to the corporate office to the Company’s CEO and CFO;

v.	Limiting the communications with the Company’s auditor to the Company’s CEO and CFO;

vi.	Thorough review by the Company’s auditor, CEO and CFO of the EDGARized versions of all public reports to be filed with the Commission prior to their filing for any errors and/or omissions;

vii.	Calling of a special meeting of the Company’s Board of Directors prior to finalizing the Company’s public reports to discuss the financial statements and the effectiveness of the internal controls.

As noted above, the management concluded that the Company maintained effective internal controls over financial reporting as of December 31, 2007.  The directors reached this conclusion by conducting a special meeting and a unanimous consent dated March 10, 2008 was executed to this effect.

Very Truly Yours,

/s/ Steve Bonenberger

Steve Bonenberger